Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Koppers Holdings Inc.:

We consent to the incorporation by reference in the registration statements No. 333-215117 on Form S-3 and (Nos. 333-135449, 333-200144 and 333-211957) on Form S-8 of Koppers Holdings Inc. of our reports dated February 24, 2017, with respect to the consolidated balance sheet of Koppers Holdings Inc. and subsidiaries as of December 31, 2016, and the related consolidated statements of operations, comprehensive income (loss), cash flows and shareholders’ equity for the year then ended, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Koppers Holdings Inc.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

February 24, 2017